Exhibit 99.1

Postmedia Network Announces Sale of the Times Colonist in Victoria and British Columbia-Based Community Newspapers

TORONTO--(BUSINESS WIRE)--October 18, 2011--Postmedia Network Inc., a wholly owned subsidiary of Postmedia Network Canada Corp. (“Postmedia” or “the Company”) today announced a definitive agreement to sell daily newspapers the Times Colonist, Nanaimo Daily News and Alberni Valley Times and its community newspaper properties in British Columbia to affiliates of Glacier Media Inc. for gross proceeds of $86.5 million, the net proceeds of which are to be used for debt repayment.

“We are pleased to announce a transaction that realizes the value of the community newspaper groups in Western Canada along with the Times Colonist, a newspaper with a proud 153-year history,” said Paul Godfrey, President & CEO. “The transaction allows us to pay down debt and focus on our core properties, the ongoing transformation of our organization and growth areas of our business.”

The acquisition was the result of an unsolicited offer for the Vancouver Island newspapers and Lower Mainland BC community newspaper properties.

Included in the transaction are three daily newspapers and 20 weekly and biweekly community publications including: North Shore News, Vancouver Courier and Surrey Now. The deal does not include Postmedia’s Vancouver daily newspapers: the Vancouver Sun and The Province or the company’s Windsor-Essex community newspapers.

“Postmedia’s business strategy for Fiscal 2012 is transformation and revenue development” said Mr. Godfrey. “As we look ahead, our success will be in finding new opportunities for growth while transforming our organization to meet the very real changes in our industry. We remain committed to our digital first focus now and into the future.”

The deal is subject to customary closing conditions and regulatory approvals and is expected to close on or about November 30, 2011.

Forward-Looking Information

This press release may include information intended or deemed to be “forward-looking information” as defined in the Securities Act (Ontario) and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among other, statements regarding the closing of the transaction to sell certain of its newspaper properties to Glacier Media. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include the impact of the transaction on revenue, the possibility that the transaction will not close (including without limitation as a result of the failure to satisfy the closing conditions), competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the continuation of current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities; and challenges related to operating as a stand-alone entity. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. The Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

About Postmedia Network Inc.

Postmedia Network Inc., a wholly-owned subsidiary of Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia Network engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

CONTACT:
Postmedia Network Inc.
Media Contact
Phyllise Gelfand
Director of Communications
(416) 442-2936
pgelfand@postmedia.com
or
Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com